Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Heidi E. Mayon

tel 415.983.1021

heidi.mayon@pillsburylaw.com

January 17, 2012

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

RE:	Renewable Energy Group, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed January 3, 2012
File No. 333-175627

Dear Ms. Long:

Renewable Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated January 17, 2012. Set forth below are the Registrant’s responses to the Staff’s comments along with the revised disclosure the Registrant intends to appropriately include in its final prospectus filed pursuant to Rule 424(b). The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Dilution, page 38

1.	We refer to the first paragraph beneath the table where you show the affect of an increase of $1.00 on the dilution. It appears to us that this would result in dilution of $4.49 per share to the new investors purchasing shares of common stock in the offering. Additionally, it appears that a decrease of $1.00 would result in a dilution of $2.49 per share to the new investors. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Registrant respectfully refers the Staff to Exhibit A hereto.

January 17, 2012

Condensed Consolidated Statements of Operations, page F-70

2.	It appears that your pro forma information is not under the correct column. Please revise “your pro forma information so that it appears below the column heading “Nine months ended September 30, 2011.”

Response: In response to the Staff’s comment, the Registrant respectfully refers the Staff to Exhibit B hereto.

Note 2 - Summary of Significant Accounting Policies, page F-75

Net Loss Per Share - Unaudited Pro Forma Net Income Per Share, page F-84

3.	We note that you excluded the anticipated impact on earnings of issuing 200,000 shares of Class A Common Stock to USRG Holding IX, LLC. Please revise your disclosure to quantify the impact of this non-recurring charge. Please also revise your disclosure on page F-20 accordingly.

Response: In response to the Staff’s comment, the Registrant respectfully refers the Staff to Exhibit C hereto.

4.	Please revise your disclosure to quantify the impact of the conversion of the Series A preferred shares into Series B preferred shares and common stock. Please also revise your disclosure on page F-20 accordingly. Additionally, please tell us how this non-recurring charge is reflected in the accumulated deficit of your pro forma balance sheet at September 30, 2011.

Response: In response to the Staff’s comment, the Registrant respectfully refers the Staff to Exhibit D hereto.

5.	Please revise the caption, “Pro forma net income per share attributable to common stockholders” to “Pro forma net income per share attributable to common stockholders before nonrecurring charges directly attributable to the transactions.” Refer to Rule 1102(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrant respectfully refers the Staff to Exhibit E hereto.

* * *

January 17, 2012

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-1021.

Very truly yours,

/s/ Heidi E. Mayon

Heidi E. Mayon

cc:	Jeffery Stroburg
Daniel J. Oh
Chad Stone